OCTOBER 5, 1998


 FOR IMMEDIATE RELEASE


               ALBERTSON'S, INC. ANNOUNCES CONSUMMATION
                  OF SECOND STEP MERGER WITH BUTTREY


      Albertson's, Inc. (NYSE:ABS) announced today that, pursuant to an Agreement and Plan of Merger, dated as of January 19, 1998, by and among Albertson's, Locomotive Acquisition Corp., a wholly owned subsidiary of Albertson's, and Buttrey Food and Drug Stores Company (NASDAQ: BTRY), Locomotive Acquisition Corp. has merged with and into Buttrey resulting in Buttrey becoming a wholly owned subsidiary of Albertson's.

      Albertson's also announced that, as a result of the merger, any outstanding shares of Buttrey common stock (other than shares for which appraisal is sought under applicable provisions of Delaware law) not accepted for payment in connection with Albertson's tender offer for Buttrey common stock at $15.50 per share in cash, would be converted into the right to receive $15.50 per share in cash, upon presentation to ChaseMellon Shareholder Services, L.L.C., the Paying Agent for the tender offer, of appropriate documentation by the holder of any such Buttrey shares. Within the next few days, ChaseMellon will mail to non-tendering stockholders materials to be used to exchange Buttrey stock certificates for such payment.

      Albertson's, Inc. is one of the largest retail food-drug chains in the United States. The Boise, Idaho based company currently operates 967 retail stores in 25 Western, Midwestern and Southern states.


      CONTACT:   Albertson's, Inc., Boise, Idaho
                      Investor Relations
                      A. Craig Olson 208/395-6284
                      Renee Berquist 208/395-6622
                      News Media 208/395-6392
                      Mike Read
                      Jenny Enochson